Exhibit 99.3

CISCO SYSTEMS, INC.

STOCK OPTION ASSUMPTION AGREEMENT

Dear                                 :

As you know, on February 15, 2007, (the “Closing Date”) Cisco Systems, Inc. (“Cisco”) acquired Five Across, Inc. (“Five Across”) (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Cisco Systems, Inc., Constellation Acquisition Corp., and Five Across dated January 31, 2007 (the “Merger Agreement”). On the Closing Date you held one or more outstanding options to purchase shares of Five Across common stock granted to you under the Five Across 2004 Equity Incentive Plan (the “Plan”). Pursuant to the Merger Agreement, on the Closing Date, Cisco assumed all obligations of Five Across under your outstanding option (or options). This Stock Option Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of an option (or options) to purchase Five Across common stock granted to you under the Plan (the “Five Across Option(s)”), and documented by a stock option agreement (or stock option agreements) and any amendment(s) entered into by and between you and Five Across (the “Option Agreement(s)”), including the necessary adjustments for assumption of the Five Across Option(s) that are required by the Acquisition.

The table below summarizes your Five Across Option(s) immediately before and after the Acquisition:

FIVE ACROSS OPTION				ASSUMED FIVE ACROSS OPTION
Grant Date	Option Type	No. of Five Across Shares	Exercise Price per Share	No. of Cisco Shares	Exercise Price per Share

The post-Acquisition adjustments are based on the Option Exchange Ratio of 0.0998922871, as determined in accordance with the terms of the Merger Agreement, and are intended to: (i) assure that the total spread of your assumed Five Across Option(s) (i.e., the difference between the aggregate fair market value and the aggregate exercise price) does not exceed the total spread that existed immediately prior to the Acquisition; and (ii) to preserve, on a per share basis, the ratio of exercise price to fair market value that existed immediately prior to the Acquisition. If applicable, and to the extent allowable by law, the adjustments are also intended to retain “incentive stock option” status under U.S. tax laws. The number of shares of Cisco common stock subject to your assumed Five Across Option(s) was determined by multiplying the Option Exchange Ratio by the number of shares remaining subject to your Five Across Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock. The exercise price per share of your assumed Five Across Option(s) was determined by dividing the exercise price per share of your Five Across Option(s) by the Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

Unless the context otherwise requires, any references in the Plan and the Option Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock” or “Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. All references in the Option Agreement(s) and the Plan relating to your status as an employee of Five Across will now refer to your status as an employee of Cisco or any present or future Cisco subsidiary.

The vesting commencement date, vesting schedule and expiration date of your assumed Five Across Option(s) remain the same as set forth in the Option Agreement(s) (with the number of shares subject to each vesting installment and the exercise price per share adjusted to reflect the effect of the Acquisition). Vesting of your assumed Five Across Option(s) will be suspended during all leaves of absence in accordance with Cisco’s policies and, the only permissible methods to exercise your assumed Five Across Option(s) are cash, check, wire transfer, or through a cashless exercise program with a Cisco-designated broker. All other provisions which govern either the exercise or the termination of your assumed Five Across Option(s) remain the same as set forth in the Option Agreement(s), and the provisions of the Option Agreement(s) will govern and control your rights under this Agreement to purchase shares of Cisco common stock, except (i) no assumed Five Across Option(s) may be “early exercised” (i.e., an assumed Five Across Option may be exercised for shares of Cisco common stock only to the extent the assumed Five Across Option is vested at the time of exercise pursuant to the applicable vesting schedule) and (ii) as expressly modified by this Agreement, the Merger Agreement or otherwise in connection with the Acquisition. Upon termination of your employment with Cisco or any present or future Cisco subsidiary, you will have the applicable limited post-termination exercise period specified in your Option Agreement(s) for your assumed Five Across Option(s) to the extent vested and outstanding at the time of termination after which time your assumed Five Across Option(s) will expire and NOT be exercisable for Cisco common stock.

To exercise your assumed Five Across Option(s), you must utilize Cisco’s designated broker, the Charles Schwab Corporation (the telephone number is                         ).

Nothing in this Agreement or the Option Agreement(s) interferes in any way with your right and your employer’s right, which rights are expressly reserved, to terminate your employment at any time for any reason. Future options, if any, you may receive from Cisco will be governed by the terms of the Cisco stock option plan under which such options are granted, and such terms may be different from the terms of your assumed Five Across Option(s), including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

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Please sign and date this Agreement, as soon as possible, and return a scanned copy (pdf file) by email to                          at                         .

Until your fully executed Acknowledgment (below) is received by Cisco’s Stock Administration Department your Cisco account will not be activated and your assumed Five Across Option(s) will not be exercisable. If you have any questions regarding this Agreement or your assumed Five Across Option(s), please contact                          at                         .

CISCO SYSTEMS, INC.

By:
Mark Chandler
Corporate Secretary

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands and agrees that all rights and liabilities with respect to the assumed Five Across Option(s) listed on the table above are hereby assumed by Cisco and are as set forth in the Option Agreement(s) for such assumed Five Across Option(s), the Plan and this Stock Option Assumption Agreement and agrees to the terms as set forth in such Stock Option Assumption Agreement.

DATED: , 2007
- Optionee
Address:

Cisco ID No.:

ATTACHMENTS

Exhibit A – Form S-8 Prospectus